NETCO ENERGY INC.

NOTICE OF CHANGE OF AUDITOR

To:

Ernst & Young LLP, Chartered Accountants

16th Floor, 700 West Georgia Street

P.O. Box 10101, Pacific Centre

Vancouver, BC  Canada  V7Y 1C7

(the “Former Auditor”)

&

MacKay LLP, Chartered Accountants

1100 – 1177 West Hastings Street

Vancouver, BC  Canada  V6E 4T5

(the “Successor Auditor”)

Pursuant to National Instrument 51-102, Netco Energy Inc. hereby gives notice of the change of its auditor from Ernst & Young LLP, Chartered Accountants (the “Former Auditor”) to MacKay LLP, Chartered Accountants (the “Successor Auditor”).  In accordance with National Instrument 51-102, the Issuer hereby states that:

1.

the Former Auditor has resigned at the request of the Issuer by resignation;

2.

there were no reservations in the auditor’s report for the Issuer’s financial years ending

December 31, 2004 and December 31, 2003;

3.

the resignation of Former Auditor and the appointment of the Successor Auditor has

been considered and approved by the Issuer’s Board of Directors; and

4.

in the opinion of the Issuer there have been no “reportable events” as defined in

National Instrument 51-102.

DATED at Vancouver, British Columbia, this 20th day of February, 2006.

NETCO ENERGY INC.

“Gordon Nielsen”

Per:

_________________

Gordon Nielsen

President